FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

April 1, 2008

Item 3: News Release:

A news release dated and issued on April 1, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures Inc. Appoints New Independent Director

Item 5: Full Description of Material Change:

April 1, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the appointment of Mr. Damian Towns to its Board of Directors.

Mr. Towns has significant financial expertise in dealing with the public financial reporting of Canadian mining Companies and since October 2006 has been the Chief Financial Officer (CFO) of Coro Mining Corp. A graduate of the University of Otago in New Zealand (Bachelor of Commerce with Honors) and a member of the Institute of Chartered Accountants of New Zealand.  For the past eight years, his work has focused on the mining industry. Prior to his current position, Mr. Towns was also the Controller of First Quantum Minerals Ltd. and also an audit manager with PricewaterhouseCoopers LLP in Canada. Mr. Towns has international mining and accounting experience in Africa (including the DRC), South America and New Zealand.

Mr. Jean Luc Roy, President of El Nino Ventures states, “We are pleased to welcome Damian Towns to our Company’s Board of Directors. His experience in the mining industry and his understanding of our dealing in the Democratic Republic of Congo (DRC) will further enhance the strength of our Board of Directors. Furthermore Mr. Towns financial experience will be most valuable as we move our projects forward.

Mr. Towns will be granted, subject to regulatory approval, an incentive stock option to acquire 200,000 shares of El Nino Ventures Inc. at a price of $0.60 per share, exercisable for five years under the Company's Stock Option Plan.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466, Telephone +604.683.4886, Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of April 2008.